EXHIBIT 99.1

For Immediate Release 20-33-TR	Date:	May 27, 2020

Antamina Resumes Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today that Compania Minera Antamina, in which Teck has a 22.5% interest along with BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%), has now resumed operations at the Antamina mine.

Antamina has mobilized a reduced operating workforce and plans to start off at roughly 80% of full capacity, with a gradual ramp-up to full production expected in the third quarter. Comprehensive COVID-19 protocols are in place to safeguard the health of workers and local communities.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include statements regarding plans for the resumption of operations and the resumption of full production at Antamina. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. These statements speak only as of the date of this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding market conditions in the copper and zinc markets, and that government action or other measures in response to the COVID-19 pandemic, or community opposition, do not prevent the resumption of operations or ramp-up to full production, including by requiring additional preventative measures or through impacts on suppliers, customers or infrastructure providers. Factors that may cause actual results to vary include, but are not limited to, there being further measures imposed by regulatory authorities that further impact or restrict operations or affect product markets or other parties, and potential social unrest.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com